Exhibit 3.1

Bylaw Amendment

Article 2 of the Company’s Second Restated Bylaws is hereby amended by adding thereto a new Section 2.13 which shall read in its entirety as follows:

2.13 Participation at Meeting. The Board of Directors, by resolution adopted in advance either specifically with respect to a particular meeting or generally with respect to future meetings, may permit any or all shareholders to participate in an annual or special meeting by use of any means of communication by which all shareholders may simultaneously hear each other. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting. The notice of each annual or special meeting of shareholders at which participation in the manner authorized by this Section 2.13 is permitted shall state that fact and shall describe how any shareholder may notify the corporation of the shareholder’s desire to be included in the meeting.